SEPARATION OF EMPLOYMENT, CONSULTING,

                              SETTLEMENT, RELEASE,

                           AND SHARE WAIVER AGREEMENT

         THIS AGREEMENT ("Agreement"), is made and entered into this 17th day of December, 1998, at Phoenix, Arizona, by and among the following persons and entities:

            1.  Anthony Christopher ("Christopher")

            2. United States Aircraft Corporation, a Delaware corporation ("U.S. Aircraft"); and

            3.  Neo Vision, Inc., an Arizona corporation ("Neo Vision").

                                    RECITALS

         A. WHEREAS, Christopher previously was employed by U.S. Aircraft pursuant to an Employment Agreement dated June 30, 1998 (the "Employment Agreement"), and resigned from such employment on November 9, 1998, including having resigned as a director and officer of U.S. Aircraft and Neo Vision on November 9, 1998; and

         B. WHEREAS, as a result of the foregoing, and the desire of the parties to develop a mutually beneficial business relationship, the parties desire to settle any issues arising and/or relating in any way to the departure of Christopher, and to provide a mutually satisfactory agreement to permit each to pursue independent business ventures;

         NOW, THEREFORE, in consideration of the foregoing premises and mutual covenants hereinafter expressed, the parties do hereby agree as follows:

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                                    AGREEMENT

         1. CHRISTOPHER PAYMENTS. U.S. Aircraft will pay to Christopher his accrued compensation through November 9, 1998, in the amount of Forty-One Thousand Two Hundered Fifty Dollars ($41,250), following the approval by the stockholders of U.S. Aircraft ("Stockholder Approval") of the amendment and restatement of U.S. Aircraft's certificate of incorporation (the "Proposal") described in the proxy statement (the "Proxy Statement") filed with the Securities and Exchange Commission (the "SEC"), payable as follows: Two Thousand Dollars ($2,000) per month commencing February 1, 1999, and then Five Thousand Dollars ($5,000) per month commencing May 1, 1999 until the entire Forty-One Thousand Two Hundred Fifty Dollars ($41,250) is paid in full. If the stockholders of U.S. Aircraft do not approve the Proposal, then no sums shall be owed to Christopher. Notwithstanding the foregoing, if Neo Vision shall obtain a cumulative total of Two Hundred Fifty Thousand Dollars ($250,000) in financing prior to any such stockholder vote on the Proposal, then Christopher shall be entitled to receive Twenty Thousand Six Hundred Twenty-Five Dollars ($20,625) within ten (10) days of Neo Vision obtaining such financing, and the remaining Twenty Thousand Six Hundred Twenty-Five Dollars ($20,625) within ninety (90) days of Neo Vision obtaining such financing, even if the stockholders do not approve the Proposal, but in no event later than one hundred eighty (180) days after the date of this Agreement, if such financing has been obtained by such date. If U.S. Aircraft shall fail to pay such accrued compensation within the above-described periods, the treble damages penalty of A.R.S. ss. 23-355 will be applied. U.S. Aircraft expressly waives Christopher's failure to comply with the notification provisions of the Employment Agreement.

         2. RETURN OF PROPERTY. Christopher agrees to use his best efforts to return all corporate property, books, and records of U.S. Aircraft and Neo Vision, to U.S. Aircraft and Neo Vision, respectively, including without limitation, all files, minute books, address books, and rolodexes, and the names, addresses, and telephone numbers of all product, sale, financing, and broker contacts.

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         3. SHARES FOR  DEBENTURE  HOLDERS.  Christopher,  Neo Vision,  and U.S.
Aircraft hereby agree that Six Hundred Thousand (600,000) shares of the New Common Stock to which Christopher is entitled under the Exchange Agreement dated as of June 30, 1998 (the "Exchange Agreement"), shall be issued to the debenture holders of Neo Vision as of the date of this Agreement and Michael Konecny or his assigns, with Four Hundred Thousand (400,000) shares issued to the Debenture holders on a pro rata basis, and Two Hundred Thousand (200,000) shares to Michael Konecny or his assigns, but only in the event of Stockholder Approval. The parties intend that Christopher's waiver of his right to these shares under the Exchange Agreement and issuance of such shares to the Neo Vision debenture holders (collectively, the "Debenture Transactions") will not result in any taxable income to Christopher. In the event that the Internal Revenue Service ("IRS") contends that the Debenture Transactions do result in the recognition of taxable income to Christopher, Christopher shall notify Neo Vision of the same and provide Neo Vision with the opportunity, and the reasonable cooperation, to defend such IRS action. In the event of an unappealable decision that the Debenture Transactions are taxable to Christopher or Neo Vision's decision to no longer defend such IRS action, Neo Vision shall issue to Christopher the number of shares of New Common Stock that have a then fair market value equal to Christopher's tax liability with respect to the Debenture Transactions and any tax attributable to the receipt of such shares.

         4. RIGHTS OF CHRISTOPHER. U.S. Aircraft and Neo Vision acknowledge the right of Christopher to compete with either company, except as set forth in this Agreement.

         5. GRANT OF EXCLUSIVE RIGHTS TO NEO VISION AND U.S. AIRCRAFT. For a period commencing on the date of this Agreement and ending two (2) years after the date of this Agreement, U.S. Aircraft and Neo Vision shall have the exclusive rights to engage in the electronic and computer-based video screen wall or related electronic business (the "Video Wall Business") in any mall or airport location or site in the United States of America (the "Mall/Airport Market"). In the event that Neo Vision and/or U.S. Aircraft do not have a total of twelve (12) operating video walls at the end of one (1) year after the date of this Agreement, then the exclusive period in this Paragraph 5 shall terminate.

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
Following the end of such two (2) or one (1) year period, as applicable, Christopher shall have the right to compete with U.S. Aircraft and Neo Vision in the Mall/Airport Market.

         6. TRADE SECRETS. Christopher recognizes that certain applications, technologies, and systems developed by Neo Vision may constitute trade secrets of Neo Vision. Christopher agrees that he will not use such applications, technologies or systems in any new venture, but reserves the right to use any application, technology, or system which is independently available from public or private sources. Similarly, Neo Vision. and U.S. Aircraft acknowledge
Christopher's right, except as restricted by paragraph 5 hereof, to use applications, technologies, and systems which are not the trade secrets of Neo Vision.

         7. CONSULTING. Christopher agrees to consult with U.S. Aircraft and Neo Vision on an informal basis with respect to the Video Wall Business from time to time at his sole discretion.

         8. EFFECT OF STOCKHOLDER NON-APPROVAL. If the stockholders do not approve the Proposal, then Paragraphs 3 and 5 shall be null and void and without any legal effect.

         9. PROPOSAL; COOPERATION. Christopher hereby agrees to vote in favor of the Proposal. The parties agree to cooperate in good faith with each other in carrying out the terms and conditions of this Agreement.

         10. MUTUAL RELEASE. In consideration of the consideration and agreements called for herein, each party hereby completely releases and forever discharges each and every other party, and their past and present officers, directors, stockholders, agents, servants, representatives, employees, subsidiaries, affiliates, partners, predecessors, and successors in interest, and assigns and all other persons, firms, or corporations with whom any of the foregoing have been or are now affiliated, of, for, from, and against any and all past or present claims, demands, obligations, actions, causes of action, rights, damages, costs, losses of services, expenses, and compensation of any nature whatsoever, known or unknown, express or implied, whether based on tort, contract, or other theory of recovery, which the parties may have had in the past against each other.

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

         11. MISCELLANEOUS. In entering into this Settlement Agreement, the parties represent and warrant:

            a. REPRESENTATION BY COUNSEL. They have relied on the legal advice of their attorneys, who are attorneys of their own choice, and that the terms of this Agreement have been completely read and explained to them by their attorneys, and that those terms are fully understood and voluntarily accepted by them.

            b. ENTIRE AGREEMENT, MODIFICATION. This instrument contains the entire agreement among the parties hereto with respect to the settlement and other matters contemplated hereby and shall not be changed or terminated except by written amendment signed by the parties hereto.

            c. VENUE; CHOICE OF LAWS. The parties waive any objection to venue and hereby agree that any action to enforce this Agreement shall be brought in the Superior Court of Arizona, Maricopa County which shall have exclusive jurisdiction to enforce this Agreement. The laws of the State of Arizona shall govern the validity, performance, and enforcement of this Agreement.

            d. INVALIDITY. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under present or future laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement; and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement. Furthermore, in lieu of each such illegal, invalid, or unenforceable provision, there

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
                shall be added automatically as part of this Agreement a provision as similar in terms to such illegal, invalid, or unenforceable provision as may be possible and be legal, valid and enforceable.

            e. HEADINGS. The headings contained in this Agreement are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.

            f. COUNTERPARTS. This Agreement may be executed in any number of counterparts by the parties, which counterparts together shall constitute one and the same agreement, and it shall not be necessary for the parties to execute the same counterpart hereto.

            g. INDULGENCES; NOT WAIVERS. Neither the failure nor any delay on the part of a party to exercise any right, remedy, power, or privilege under this Agreement shall operate as a waiver thereto, nor shall any single or partial exercise of any right, remedy, power or privilege exclude any other or further exercise of any other right, remedy, power, or privilege, nor shall any waiver of any right, remedy, power, or privilege with respect to any occurrence by construed as a waiver of such right, remedy, power, or privilege with respect to any other occurrence. No waiver shall be effective unless it is in writing and is signed by the party asserted to have granted such waiver.

            h. COSTS AND EXPENSES. Each party shall bear its own costs and expenses (including the fees and reimbursements of counsel) received in connection with the negotiations and preparation of this Agreement.

            i. NOTICES. All notices, requests, demands and other communications required or permitted under this Agreement shall be in writing and shall be deemed to have

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
              been duly given, made and received when delivered against receipt or when deposited in the United States mails, certified mail, return receipt requested, postage prepaid, addressed as set forth below:

                If to U.S. Aircraft or Neo Vision:

                    3625 N. 16th Street
                    Suite 110
                    Phoenix, Arizona 85016
                    Attention:  Albert C. Lundstrom

                With a copy given in the manner prescribed above, to:

                    O'Connor, Cavanagh, Anderson,
                    Killingsworth & Beshears, P.A.
                    One East Camelback Road, Suite 1100
                    Phoenix, Arizona 85012-1656
                    Attention:  Richard M. Weinroth, Esq.

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
                If to Christopher:

                    Tony Christopher
                    6632 E. Moreland
                    Scottsdale, Arizona 85257

                with a copy given in the manner prescribed above, to:

                    Westover & Westover
                    3636 N. Central Avenue
                    Suite 1100
                    Phoenix, Arizona 85012-1941
                    Attention:  William H. Westover, Esq.

         Any party may alter the address to which communications or copies are to be sent by giving notice to such of change of address in conformity with the provisions of this paragraph for the giving of notice.

            j. ATTORNEYS' FEES. In the event of any breach of this Agreement, the breaching party agrees to pay all fees, expenses, and costs incurred by the non-breaching party, including, without limitation, attorneys' fees, whether or not suit is filed, and all costs of suit and preparation for suit (whether at trial or appellate level).

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

         IN WITNESS WHEREOF, the parties hereto or their duly authorized representatives, having represented that they have the authority to do so, have executed this Agreement at Phoenix, Arizona, on the date, month, and year first above written.

                                             /s/ Anthony Christopher
                                             -----------------------------------
                                             Anthony Christopher

                                             UNITED STATES AIRCRAFT
                                             CORPORATION

                                                 /s/  Albert C. Lundstrom
                                             -----------------------------------
                                             By: Albert C. Lundstrom
                                                 Its: CEO

                                             NEO VISION, INC.

                                                 /s/ Albert C. Lundstrom
                                             -----------------------------------
                                             By: Albert C. Lundstrom
                                                 Its: CEO

STATE OF ARIZONA        }
                        } ss.
County of Maricopa      }

         The foregoing was acknowledged before me by Anthony Christopher this 17th day of December, 1998.

                                             /s/ Barbara K. Nermyr
                                             -----------------------------------
                                             Notary Public

My Commission Expires:

January 12, 2002

STATE OF ARIZONA        }
                        } ss.
County of Maricopa      }

         The foregoing was acknowledged before me this 17th day of December, 1998, by Albert C. Lundstrom, the CEO of United States Aircraft Corporation.

                                             /s/ Barbara K. Nermyr
                                             -----------------------------------
                                             Notary Public

My Commission Expires:

January 12, 2002



STATE OF ARIZONA        }
                        } ss.
County of Maricopa      }

         The foregoing was acknowledged before me this 17th day of December, 1998, by Albert C. Lundstrom, the CEO of Neo Vision, Inc.

                                             /s/ Barbara K. Nermyr
                                             -----------------------------------
                                             Notary Public

My Commission Expires:

January 12,  2002

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